82-1653

X-Cal Resources Ltd.



06014880

TSX/XCL **News Release**

Robert Thomason Joins X-Cal / General Update

Sleeper Gold Project
Humboldt County, Nevada

Acquisition of 100% of the Sleeper Gold Project, located in Humboldt County, Nevada, was completed during the month of May 2006. The long sought after goal doubled X-Cal's interest in the 30 square mile gold district and achieved an ownership structure to facilitate progress.

Robert Thomason, M.Sc., has joined our Nevada Team as US Projects Manager. He will work with Win Rowe, M.Sc., to manage X-Cal's Nevada Gold Projects. Robert Thomason has a 30 year track record in reserve replacement at several Nevada precious metals operations. (Win Rowe is now US Projects Advisor.)

Detailed mapping of the Range Front Target at Sleeper is ongoing. Initial drill holes for this area have been authorized. The Range Front Target is a +5km long structural zone, located immediately east of the mine site. It is one of five priority areas described in the January 2006 report by Dr Richard H. Sillitoe. The initial holes are awaiting a drill.

Five priority areas at Sleeper are being prepared for the recommended major drilling program. (see NI-43-101 technical report @ www.x-cal.com for detail). A Plan of Operations Permit is in place which allows for the entire $US15 million of recommended drilling.

Evaluation of the above ground gold at Sleeper is underway. A new reconciliation study is being carried out to define the number of ounces of gold and silver that may be above ground on site. X-Cal is seeking an

dlw 7/5

agreement with nearby permitted mining operations to set up a test heap for oxide material. Separate processing for sulphide material will be evaluated. This near term project is separate from the exploration work and will be reported on in more detail at the earliest opportunity.

The potential for new Sleeper/Midas/El Peñón type of gold deposits within the Sleeper District is the primary objective of X-Cal.

The Mine-Site Geology offices and heavy equipment are receiving upgrade maintenance as part of the ownership transition.

The announcement of X-Cal's 100% ownership of Sleeper has precipitated inquires from mining companies, financiers and analysts. Site visits are being scheduled.

CORTEZ AREA

Mill Creek (Goat Window)
Lander County, Nevada

X-Cal has applied for a Plan of Operations permit to facilitate continued drill testing of the prospective Mill Creek Gold Property. The permit process has been ongoing since Aug/05. The outcome is not known at this time but is believed to be nearing conclusion. If granted, the new permit will allow for sufficient drill sites to carry out the recommended work program.

Reese River (Horse Mountain Window) Property
Lander County, Nevada

X-Cal is applying for an early stage drill permit for the Reese Pediment Project. This type of permit does not require the time or detail of the above-mentioned (Mill Creek) permit. The Reese River (Horse Mountain Window) agreement with Barrick calls for a minimum of

$US 200,000 of work to be carried out this year. Barrick has a one time back in right (see previous press releases).

Summary

X-Cal's 100% ownership of the Sleeper Gold Project is a very significant positive achievement.

X-Cal is pleased to welcome Robert Thomason, M.Sc..

The contents of this release have been reviewed by Larry Kornze, P.Eng, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*